EXHIBIT 99.1

NewsRelease

NEB Approves TransCanada’s Tariff and Tolls Application
for Mainline Natural Gas Service

CALGARY, Alberta – December 1, 2014 – The National Energy Board (NEB) announced Friday it has approved TransCanada’s application for approval of 2015 to 2030 Tolls.

The components of the application reflected a settlement between TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) and local natural gas distribution companies (LDCs) in Ontario and Québec. Approval of the application enables the addition of natural gas pipeline capacity to meet current and future affordable energy needs of Eastern gas consumers. The settlement also ensures just and reasonable rates for all Mainline shippers, and provides a reasonable opportunity for the Mainline to recover its system-wide costs.

The agreement between TransCanada, Union Gas Limited, Gaz Metro Limited Partnership and Enbridge Gas Distribution Inc. was previously announced in September 2013. It gives all shippers the flexibility to source gas from various geographic locations including the Marcellus shale plays in the U.S., while ensuring that tolls are stable and set at levels that allow TransCanada to recover its system-wide costs.

“We are pleased the NEB has approved our application for tariff changes, new services, and tolls changes that reflects the terms of the settlement. We view the settlement as a significant benefit for our mainline customers and end-use consumers,” said Russ Girling, TransCanada's president and chief executive officer. “There is no more important job for us than ensuring there is sufficient capacity to meet the affordable energy needs of North Americans. This agreement shows how TransCanada has worked with gas distributors to find innovative ways to ensure that is done in the most efficient and cost effective way possible.”

Highlights of the approved application include:
•	TransCanada’s commitment to add increased pipeline capacity that allows Eastern markets more access to Dawn and Niagara area supplies.
•	Renewal provisions that will give TransCanada the tools to gain more certainty over capacity requirements.
•	Continued pricing discretion.
•	Revenue requirement and return.
•	Segmented tolling structure.

“Once again I would like to thank all the parties involved for coming to this unique resolution that demonstrates our common interest to find practical solutions to overcome challenges for the benefit of end-use consumers,” said Girling.

In November, the company announced that it is moving forward with its Vaughan pipeline project, in addition to its proposed Kings North Connection, Parkway West Connection and Hamilton Area Projects, as part of $475 million in pipeline and facility expansions within the Eastern Triangle, the latest steps in collaboration with Enbridge Gas Distribution, Gaz Metro and Union Gas.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:

Shawn Howard/Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522